COMMENTS RECEIVED ON 05/11/2021

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Sustainability U.S. Equity ETF

Fidelity Women’s Leadership ETF

POST-EFFECTIVE AMENDMENT NO. 84

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

Fidelity Climate Action Fund

Fidelity Sustainability U.S. Equity Fund

POST-EFFECTIVE AMENDMENT NO. 192

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the new legality opinion(s) as exhibit(s) to the registration statement.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

All funds

“Fund Summary” (prospectus)

“Investment Objective”

C:

The Staff requests that we consider including some aspect of the fund’s 80% policy definition in the funds’ investment objective.

R:

We believe that we have appropriately disclosed the fund’s investment objective pursuant to Item 2(a) of Form N-1A. We are not aware of any requirement to include any aspect of the fund’s name test policy in the fund’s investment objective. The fund’s name test policy is succinctly and clearly disclosed in the Principal Investment Strategies section, immediately after the statement of the fund’s investment objective. Therefore, we have not modified the disclosure as the Staff suggests.

4.

Fidelity Sustainability U.S. Equity ETF and Fidelity Sustainability U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a clear definition of “sustainability.”

R:

We believe the current disclosure reasonably and clearly defines the fund’s investment strategy with regard to investing in companies with proven or improving ”sustainability” practices. We therefore decline to modify the disclosure.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund and add small and midcap risks, if appropriate.

R:

Each fund does not have a principal investment strategy of investing in securities with a particular market capitalization. Because each fund may invest in small and mid-capitalization stocks, as well as securities issued by larger-sized companies, “Small- and Mid-Cap Investing” risk disclosure has been included in the Fund Summary Principal Investment Risks section. Accordingly, we have not modified the disclosure.

6.

Fidelity Sustainability U.S. Equity ETF and Fidelity Sustainability U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we describe the criteria the fund uses in determining what issuers it considers having sustainability characteristics consistent with its definition. Include whether the fund selects investments by reference to 1) a sustainability index, 2) a third-party rating organization, 3) a proprietary screen and the factors the screen applies, or 4) a combination of the above methods. Also describe the fund’s due diligence practices in applying its screening criteria to portfolio companies and also explain whether the fund’s sustainability criteria apply to every investment it makes or only to some of its investments and whether there are any negative screens.

R:

We believe that the criteria the fund uses to evaluate a company’s sustainability practices are appropriately described in the Principal Investment Strategies section. In addition, as disclosed in the Principal Investment Strategies section, the fund selects investments using “FMR’s proprietary ESG ratings process to evaluate the current state of a company’s sustainability practices using a data-driven framework that includes both proprietary and third party data.” The fund’s sustainability criteria will apply with respect to at least 80% of its assets under the fund’s name test policy. The fund will assign ratings for a company’s overall ESG performance using its proprietary ESG ratings process and does not apply negative screens in determining ESG ratings. Accordingly, we have not modified the disclosure.

7.

Fidelity Sustainability U.S. Equity ETF and Fidelity Sustainability U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using FMR’s proprietary ESG ratings process to evaluate the current state of a company’s sustainability practices using a data-driven framework that includes both proprietary and third-party data, and also provide a qualitative forward looking assessment of a company’s sustainability outlook provided by FMR’s fundamental research analysts and ESG team.”

C:

The Staff requests we identify the provider the fund intends to use or the primary providers if the fund intends to use multiple third-party providers in the “Principal Investment Strategies” section. Also, they ask that we briefly summarize each provider’s criteria and methodology in the “Principal Investment Strategies” section and consider any possible related principal risks due to the fund’s use of third-party data providers since the criteria used by providers can differ significantly.

R:

We have modified the existing disclosure regarding the risks of using third party data under “Sustainability Risk” in “Principal Investment Risks” in the Investment Details section and shown below.

When conducting the ESG ratings process of an issuer, the Adviser may rely on information or data obtained through voluntary or third-party ~~data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data~~ reporting that may be incomplete, inaccurate, or unavailable, which could cause the Adviser to incorrectly assess a company’s business practices with respect to ESG.

8.

Fidelity Sustainability U.S. Equity ETF and Fidelity Sustainability U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose whether the fund’s strategy intends to exclude bad ESG companies, such as those in the alcohol, tobacco, and fossil fuels industries.

R:

We believe the existing disclosure adequately describes how Fidelity seeks to identify companies that meet the fund’s ESG expectations. Accordingly, we have not modified the disclosure.

9.

Fidelity Sustainability U.S. Equity ETF, Fidelity Women’s Leadership ETF, and Fidelity Sustainability U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity Sustainability U.S. Equity ETF and Fidelity Sustainability U.S. Equity Fund:

“In addition to the ESG ratings process, using fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions, to select investments.”

From Fidelity Women’s Leadership ETF:

“Using fundamental analysis of factors such as each issuer's financial condition and industry position, as well as market and economic conditions, to select investments.”

C:

The Staff requests we disclose, if accurate, that an investment may be made in a company that scores poorly on the factors cited if it scores strongly on other non-sustainability factors or non-women’s leadership factors that each fund respectively considers.

R:

Each fund will select investments in accordance with its name test policy. We believe each fund’s name test policy is appropriately and clearly disclosed. The Adviser will also use fundamental analysis in selecting a fund’s investments. We believe the fund’s principal investment strategies are appropriately disclosed and, as such, have not modified the disclosure.

10.

Fidelity Sustainability U.S. Equity ETF and Fidelity Sustainability U.S. Equity Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Sustainability Risk. The fund’s adherence to its ESG ratings process may affect the fund’s exposure to certain companies, sectors, regions, and countries and may affect the fund’s performance depending on whether such investments are in or out of favor. Adhering to the ESG ratings process may also affect the fund’s performance relative to similar funds that do not adhere to such criteria or apply such analysis. The criteria related to the fund’s ESG ratings process may result in the fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. There are significant differences in interpretations of what it means for a company to have positive ESG factors. While the Adviser believes its definitions are reasonable, the portfolio decisions it makes may differ with other investors’ or advisers’ views.”

C:

The Staff requests we consider whether risk disclosure related to the fund’s use of one or more third party data providers is appropriate since the criteria used by providers can differ significantly

R:

See response to comment 7 above.

11.

Fidelity Women’s Leadership ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities of companies that prioritize and advance women’s leadership and development. Such companies include those that, at the time of initial purchase, (i) include a woman as a member of the senior management team, (ii) are governed by a board for which women represent at least one third of all directors, or (iii) in the Adviser’s opinion, have adopted policies designed to attract, retain and promote women.”

C:

The Staff requests we make clear whether the disclosed criteria are applied to every investment the fund makes or only to some of its investments.

R:

The fund will select investments in accordance with its name test policy. We believe the fund’s principal investment strategy to “normally invests at least 80 % of assets in equity securities of companies that prioritize and advance women’s leadership and development” is clearly disclosed. Accordingly, we have not modified the disclosure.

12.

Fidelity Women’s Leadership ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities of companies that prioritize and advance women’s leadership and development. Such companies include those that, at the time of initial purchase, (i) include a woman as a member of the senior management team, (ii) are governed by a board for which women represent at least one third of all directors, or (iii) in the Adviser’s opinion, have adopted policies designed to attract, retain and promote women.”

C:

The Staff requests we define “senior management” in this section.

R:

We will modify the disclosure in the “Principal Investment Strategies” in the Investment Details section to clarify that “senior management” generally means C suite executives.

13.

Fidelity Women’s Leadership ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether a women’s leadership specific risk is appropriate.

R:

We believe the fund’s principal investment risks disclosure is appropriate. Accordingly, we have not modified the disclosure.

14.

All funds

C:

The Staff requests we disclose where appropriate how each fund respectively will approach relevant ESG proxy issues for its portfolio companies.

R:

The funds believe that the existing disclosure in the SAI, which describes the proxy voting guidelines used to vote proxies for the funds, sufficiently describes how Fidelity will approach relevant ESG proxy voting issues. The disclosure includes references to how environmental proposals, corporate governance matters and social issues are considered. Accordingly, the funds decline to revise the disclosure.

15.

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of each fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, each fund confirms that, at this time, the fund is not expected to count derivatives toward its

80% policy. Each fund also confirms that, to the extent that it counts derivatives toward its 80%

policy, the fund would value its derivatives positions using their mark to market values.

16.

Fidelity Climate Action Fund

“Fund Summary” (prospectus)

“Fee Table”

“Fidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed [__]% (the Expense Cap). If at any time during the current fiscal year expenses for the class of shares of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [_____]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.”

C:

The Staff would like confirmation for the fund that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation for the fund that the agreement will be filed as an exhibit to the registration statement.

R:

The arrangement will remain in effect for at least one year from the effective date of the registration statement. Disclosure will be updated to include the termination date of the arrangement in the (b) filing. There are no agreements to be filed under Item 28(h). Instead, these particular arrangements are an undertaking made by the adviser pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by the adviser at any time).

17.

Fidelity Climate Action Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in equity securities of climate aware companies.”

C:

The Staff requests that in accordance with name test policy, we revise to state that the fund invests at least 80% of assets in securities of climate “action” companies.

R:

Rule 35d‐1 requires a fund to adopt an 80% test to the extent its name suggests a focus in a particular type of investment or investments, or in a particular industry or group of industries. In this case, the use of the word “action” reflects the fund’s principal investment strategies rather than any particular investment. As a result, the fund believes its exiting disclosure is appropriate.

18.

Fidelity Climate Action Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Describe the fund’s due diligence practices in applying its screening criteria to portfolio companies and also explain whether the fund’s sustainability criteria apply to every investment it makes or only to some of its investments and whether there are any negative screens.

R:

See response to comment 6 above.

19.

Fidelity Climate Action Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Climate aware companies are those that Fidelity Management & Research Company LLC (FMR) believes are working to address climate change or its impacts either indirectly through their corporate strategy, or directly through the technology, services, or products they provide. Such companies include those that (i) have a low carbon transition score of neutral or better as rated by MSCI within the MSCI World Climate Change Index, (ii) have an above average environmental score as rated by MSCI, and/or (iii) have an above average environmental systematic score as rated by FMR (FMR E Score). The neutral rating within the MSCI World Climate Change Index represents companies with limited exposure to low carbon transition carbon risk. The FMR E Score represents the portion of the Adviser’s proprietary ESG rating process that focuses on the current state of a company’s practices using a data-driven framework that includes proprietary and third-party data. A company’s environmental profile may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to achieve a low carbon transition.”

C:

The Staff asserts the underlined disclosure is too vague.

R:

The Staff has indicated that an investment company may use any “reasonable definition” of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies. We believe the fund’s focus on climate aware companies, which it defines as those working to address climate change or its impacts indirectly through corporate strategy or directly through the technology, services, or products they provide, is reasonable.

20.

Fidelity Climate Action Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Climate aware companies are those that Fidelity Management & Research Company LLC (FMR) believes are working to address climate change or its impacts either indirectly through their corporate strategy, or directly through the technology, services, or products they provide. Such companies include those that (i) have a low carbon transition score of neutral or better as rated by MSCI within the MSCI World Climate Change Index, (ii) have an above average environmental score as rated by MSCI, and/or (iii) have an above average environmental systematic score as rated by FMR (FMR E Score). The neutral rating within the MSCI World Climate Change Index represents companies with limited exposure to low carbon transition carbon risk. The FMR E Score represents the portion of the Adviser’s proprietary ESG rating process that focuses on the current state of a company’s practices using a data-driven framework that includes proprietary and third-party data. A company’s environmental profile may include, but is not limited to, carbon and toxic emissions, water management, waste management, vulnerability to the physical impacts of climate change, and research and investment into products, services, and energies that reduce emissions and/or provide opportunities to achieve a low carbon transition.”

C:

The Staff requests we summarize here or in the full prospectus the criteria and methodology used by the third-party data providers and by FMR to calculate the FMR E Score.

R:

See response to comment 7 above.

21.

Fidelity Climate Action Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we consider any related principal risks due to the fund’s use of third-party data providers, since the criteria used by providers can differ significantly.

R:

See response to comment 7 above.